Filed Pursuant to Rule 424(b)(2)  Registration No. 333‐177539

PROSPECTUS SUPPLEMENT (to prospectus dated November 17, 2011)

UP TO  401,739 SHARES OF COMMON STOCK
OF
APPLIED MINERALS, INC.

This prospectus supplement relates to an offering to a consultant by us, pursuant to a form of consulting agreement, of 286,957 shares of our common stock at a purchase price of $1.15 per share plus up to an additional 114,782 shares that may be issued pursuant to a make-up provision.  We will receive no proceeds from this offering.

You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, carefully before you invest.  Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3, (No. 333-177539), filed with the Securities and Exchange Commission on October 27, 2011, is hereby incorporated by reference into this prospectus supplement.

Our  common  stock  is  traded  on  the  OTCBB  under  the  symbol  "AMNL."  The  closing price of the  common stock on the OTCBB Market on July 24, 2013 was $1.04.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.

SEE  THE  RISK  FACTORS  IN  THIS  PROSPECTUS  SUPPLEMENT  AND   THE ACCOMPANYING  PROSPECTUS  AND  THE  DOCUMENTS   INCORPORATED   BY REFERENCE  THEREIN  TO  READ ABOUT  FACTORS YOU  SHOULD  CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER  THE  SECURITIES  AND  EXCHANGE  COMMISSION  NOR  ANY  STATE SECURITIES  COMMISSION  HAS  APPROVED  OR  DISAPPROVED  OF   THESE SECURITIES  OR  PASSED  UPON  THE ACCURACY  OR ADEQUACY OF THIS PROSPECTUS   SUPPLEMENT   OR   THE   ACCOMPANYING   PROSPECTUS.   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is ______, 2013.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of the shares of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which give more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision. You should also read and consider the information in the documents we have referred you to in the section of this prospectus supplement entitled “Incorporation of Certain Documents by Reference.”

The information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of respective dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, the terms “Applied Minerals ,” “Company,” “we,” “us,” “our” and similar terms refer to Applied Minerals, Inc., a Delaware corporation, and its subsidiaries, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act, as amended. In accordance with the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. Such reports, proxy statements and other information filed by us are available to the public free of charge at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.appliedminerals.com. With the exception of the reports specifically incorporated by reference in this prospectus supplement as set forth below, material contained on or accessible through our website is specifically not incorporated into this prospectus supplement. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC. This prospectus supplement and the accompanying prospectus omit some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and the securities being offered hereby. Statements in this prospectus supplement or the accompanying prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

All documents filed by the registrant after the date of filing the initial registration statement on Form S-3 of which this prospectus forms a part and prior to the effectiveness of such registration statement pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. In addition, the documents we are incorporating by reference as of the date hereof are as follows:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed March 18, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 9, 2013;

•
our Current Reports on Form 8-K filed on January 23, 2013, March 15, 2013, June 17, 2013 and June 25, 2013 (excluding any information furnished in such reports under Item 2.02, Item 7.01 or Item 9.01);

•
the description of our common stock contained in the registration statement filed May 26, 2011, under the Securities Act, including any amendment or report filed for the purpose of updating such descriptions;

•
All documents that we file with the Securities and Exchange Commission pursuant  to  Sections  13(a),  13(c),  14,  and  15(d)  of  the  Exchange Act subsequent to the date of this prospectus supplement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also a part of this document.  We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus.  We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted.  The information contained or incorporated in this prospectus supplement and in the accompanying prospectus is accurate only as of the date of such information regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Nat Krishnamurti
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012
Phone: (800) 356-6463
Fax: (917) 591-6397

CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus or in any prospectus supplement constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other expressions which are
predictions of or indicate future events and trends and which    do    not    relate    to    historical    matters    identify    forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Please see “Risk Factors” for additional risks which could adversely impact our business and financial performance.

We are an exploration stage company.  There are a number of specific risks that could adversely affect future performance, including the lack of acceptance or a significant delay in the acceptance by the marketplace for the uses for which the Company is selling is halloysite clay products, competitive pressures that may affect our ability to sell our halloysite clay and iron products at prices that would make such transactions profitable, the risks generally associated with mining operations.

Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

The Offering

The following is a brief summary of some of the terms of this offering and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Securities we are offering
We are offering an aggregate of 401,739 shares of Common Stock to a consultant, pursuant to the terms of a Consulting Agreement.  The total number of sales includes 286,957 shares of our common stock at a purchase price of $1.15 per share plus up to an additional 114,782 shares of common stock that may be issued pursuant to a make-up provision.

The timing of the delivery and the number of shares to be delivered is to be determined as follows:

On July 15, 2013 (the “Effective Date”), $330,000 (“Initial Value”) was divided by $1.15, the closing market price on the trading day immediately before the Effective Date (“Initial Closing Price”).  The quotient is the “Initial Number of Shares.”

Promptly after the Effective Date, one quarter (1/4) of the Initial Number of Shares are to be delivered.

The 15th day of each of the nine months beginning with October, 2013 and ending with June, 2014 is a “Payment Date.”

Promptly after each Payment Date, one-twelfth of the Initial Number of Shares will be delivered.

To the extent that the closing price on the trading day immediately before a Payment Date is less than the $1.15, an additional payment will be made, each payment consisting, at the Company’s election, of either cash or shares. (“Make-Up Payment”)

If the Company chooses to make an additional payment in cash, the Make-Up Payment amount of cash will be the difference (provided it is greater than zero) between $27,500 and the amount determined by multiplying one-twelfth of the Initial Number of Shares by the closing price on the trading day immediately prior to a Payment Date.

If the Company chooses to make the additional payment in shares, the Make-Up Payment number of additional shares will be equal to the difference (provided it is greater than zero) between the number of shares determined by dividing one-twelfth of the Initial Value by the closing price on the trading day immediately prior to a Payment Date and the number of shares determined by multiplying one-twelfth by the Initial Number of Shares.

Use of proceeds after expenses	We will receive no proceeds from the offering. See “Use of Proceeds.”

Market for our common stock	Our common stock is quoted on the OTCBB. On July 24, 2013, the last reported sale price of our common stock on the OTCBB was $1.04.

Risk factors
See the “Risk Factors” section contained in this prospectus supplement and in the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus to read about factors you should consider before investing in our securities.

Applied Minerals, Inc. (the “Company”) is a leading global producer of halloysite clay. We are focused primarily on developing technologies based on our halloysite clay that significantly enhance the performance of products across a number of industries.  The Company is the owner of the Dragon Mine, the only known measured resource of halloysite clay in the western hemisphere large scale enough for commercial scale production.  The property’s halloysite resource is located both underground and in above-ground tailing piles.  The Dragon Mine also contains an iron ore resource, which, in addition to our halloysite clay resource, is in the process of being commercializing.  The Company’s products are marketed under the Dragonite™ name.

Halloysite is a non-toxic aluminosilicate clay exhibiting a rare, naturally occurring hollow tubular structure with a length in the range of 0.5 - 3.0 microns, an exterior diameter in the range of 50 - 70 nanometers and an internal diameter (lumen) in the range of 15 - 30 nanometers.  We believe halloysite’s unique chemical and morphological properties significantly improve the performance of a wide array of commercial applications, such as polymer composites flame retardant fillers, controlled-release carriers, paints and coatings, agriculture formulations, and cosmetics, and also reduce the cost of manufacturing certain polymer composites.

We have sampled our Dragonite products to over 300 companies, operating in a range of industries.  A number of these companies have commercialized products utilizing our Dragonite additive and intend to expand their use of it.  A large number of companies are performing early stage product development work, some are conducting a range of pilot trials, and a number of others are in the latter stages of the product commercialization process utilizing Dragonite.

The Dragon Mine is located on approximately 230 acres in the Tintic District of Utah.  Applied Minerals retained the world’s leading geological experts in halloysite clay to assist us in the characterization and the quantification of the resource, and commercialization of this unique mineral.  As a result of these efforts, the Company is able to deliver commercially consistent product grades of some of the highest quality halloysite in the world.

Applied Minerals is a publicly traded company incorporated in the state of Delaware. The common stock trades on the OTC Bulletin Board under the symbol AMNL.

We were originally formed in 1924 for the purpose of exploring and developing the Atlas Mine, a silver property located in the Coeur d’Alene Mining District near Mullan, Idaho.  The resource was mined periodically until 1980 when the Company suspended operations as a result of a decline in silver prices.  In September 1997, the Company entered the contract mining business, which was its sole source of revenue until the contract mining business was discontinued in December 2008 due to adverse economic changes in the mining industry.  Operations at the Atlas Mine have not been resumed and the Company is currently exploring ways to monetize the property.

Since January 1, 2009 our operations have been focused solely on the exploration and commercialization of the Dragon Mine property.  In 2001 we entered a lease/purchase agreement for the mine and in 2005 acquired a 100% ownership interest in the property for $500,000 in cash.   The Company has never had any underlying royalty agreements with any third-party with respect to the Dragon Mine.  Mining and product development activity at the property was minimal through January 2009 as the Company dealt with a lack of operating capital, management turnover, an inadequate resource survey, the need to restate certain of its financial statements, and the resolution of an SEC investigation and a securities law class action.

Between January 2008 and December 2008 the Company appointed a new board and hired its current management team to both resolve a number of the above-mentioned legacy issues and develop and implement an effective strategy to commercialize the Dragon Mine property.  The strategies implemented by Company’s former management team were deemed ineffective.

DRAGONITE PRODUCTS

There are three types of clay that can be extracted from the Dragon Mine, halloysite, kaolinite, and illite-smectite.  Halloysite is a high performance clay while kaolinite and illite-smectite are lower performance clays, which the Company will use in products not requiring high concentrations of halloysite.  The concentrations of the minerals vary at the Dragon Mine, with some areas containing relatively high concentrations of halloysite.  The Dragon Mine also contains an iron our resource from which the Company has developed a product.

Halloysite-based products include:

•
Dragonite–XR: An advanced reinforcing filler formulated for polymers used at loadings of 20%-50% by weight and offering improved modulus, yield strength and HDT.  This product grade offers advantages compared to other reinforcing fillers for polymers such as glass fiber, mica, wollastonite or talc.  These include rentention of impact resistance, elongation to break, control over CTE and warpage, and lack of abrasiveness.  Flame retardance up to V0 level is also possible when Dragonite-XR is used alone or as a synergist.

•
Dragonite–HP:  A high performance additive for engineered thermoplastics, used at loadings of just 1-3 weight %, offering improvements in mechanical performance and cycle time reduction.  This product grade offers a drop-in solution for polymer applications needing mechanical improvements without the density penalty associated with traditional fillers.  By using Dragonite-HP, customers can reduce their overall manufacturing and materials costs through cycle time improvements and thinwalling.

•	Dragonite–Pure White: Highest purity Dragonite product - meeting the strict specifications of the cosmetics industry.

Iron-based product:

Dragonite–IO: High-grade iron oxide product line from the Dragon Mine.  Products include Goethite and Hematite grades for use in pigments and technical applications such as smoke suppression and remediation of arsenic and metal contamination.

STRATEGY

Our primary mission is to develop the highest value uses for our unique halloysite resource by delivering eco-friendly solutions to industries looking to enhance the functionality of their products and/or reduce their manufacturing costs.  We are focusing our development activities on applications where we believe our Dragonite product is, or has the potential to be, the best available solution based on performance and pricing..  We are exploring, among other things, the formation of joint ventures with companies that would benefit strategically from an exclusive license to our product offering for a specific application and be able to contribute resources to ongoing new product development.  A joint venture, if we choose to enter into one, could be structured in a number of ways.

APPLICATION MARKETS

The following is a description of the application markets on which we’re focusing our product development and marketing efforts:

Flame Retardant Additives for Plastics

Flame retardant (“FR”) additives are found in products such as furniture, home appliances, office building materials, automotive components, electronic parts, and textiles.  The use of fire retardants has been shown to saves lives and, in many instances, is mandated by government regulation.  The current flame retardant additives market is approximately $5.4 billion (1.96 million mt).   According to World Flame Retardants, a publication of Fredonia Group, global demand for flame retardant additives is expected to grow 5.4% annually, reaching 2.6 million mt by 2016.

The growth in flame retardant demand is being driven by a trend toward more stringent safety and flammability standards.  In spite of this increasing demand, widely used brominated flame retardants have come under increasing regulatory scrutiny due to the presence of the chemical decabromodiphenyl ether (deca-BDE) and its associated health risks.   In response to these health concerns and the desire to maintain an eco-friendly image, product manufacturers have been phasing out the use of brominated flame retardants and replacing them with mineral-based alternatives, which are expected to realize above-average demand as they replace brominated products.

Mineral-based flame retardants, such as Alumina Trihydrate (ATH), phosphorus-based additives and Magnesium Hydroxide (MDH), represent approximately 65% of the total volume of flame retardant additives consumed.  The required loading level of these additives needed to achieve acceptable flame retardancy in a polymer is very high (as high as 70% for ATH and MDH in some instances), which can meaningfully impair the mechanical performance of the polymer.  As a result, the use of these additives is limited to certain polymers and applications.

The limitations of ATH, phosphorus-based additives and MDH present a significant opportunity for our Dragonit-XR additive for the following reasons:

·	Dragonite can be used as a complete replacement for MDH, ATH or phosphorous-based additives in specific applications requiring a combination of flame retardancy and mechanical strength.
·
Dragonite is also an effective synergist, meaning it can be used in conjunction with traditional flame retardants as a partial replacement to enhance the overall flame retardancy and mechanical performance of a final product.

·	Dragonite reduces the overall amount of additive needed to achieve flame retardancy with no effect on the cost to the manufacturer.
·	Dragonite is one of the only mineral-based flame retardant materials that can be used in transparent and engineering polymers, an area where the need is great.

·	Dragonite has superior reinforcement to any other FR additive on the market, which makes it ideal for high performance plastics requiring high strength.

Our R&D activity in the FR space has also resulted in the realization that halloysite acts as an effective synergist for halogenated flame retardant systems.   While certain halogenated additives are being phased out, they are still being used in large volumes.  Antimony trioxide (“ATO”) is a widely used synergist.  The price of ATO has risen approximately five-fold during the last decade and, given this significant increase in cost, users of halogenated flame retardants are looking for an effective replacement for ATO.

·	ATO is a necessary synergist for halogenated flame retardants.
·	China controls approximately 90% of the 140,000 tpa global production of ATO used for flame retardant plastics.

·	Pricing of ATO has risen approximately 100% over the last 3 years to $11,000.00/mt today.

We have determined that Dragonite can replace 50% - 75% of ATO in a plastic while retaining the required Flame Retardancy Rating.  We believe the cost differential between Dragonite and ATO would induce a manufacture to replace a portion of its ATO with Dragonite.  The global market for ATO is approximately 140,000 mt.  We were invited to present our findings at two major FR industry conferences this year.  This exposure resulted in significant interest from both end users as well as potential strategic partners. Many samples were sent for immediate evaluation by interested parties.   Our findings have been validated by two major users of ATO, have led to expanded commercial development activity, and, we believe, will result in the commercialization of a product utilizing Dragonite sometime in 2013.   We have been approved as a supplier by the two companies that have validated our product as an ATO replacement.

A modest 2% penetration of the global FR additives market, which, if successful, would correlate to approximately 40,000 mt of annual demand for Dragonite products.  The Company's product grades for this application range from $3000 to $5500 per ton, which competes very favorably from a cost performance standpoint.

Cycle Time Reduction of Molded Plastic Parts

Injection molding is the process used to make most of the plastic parts we use every day. It is a huge industry where the drivers are reduced cost, improved quality, and a reduction in weight.  Dragonite is able to address all three of these market needs.  As an example, Dragonite can nucleate crystallization of polyethylene, the world’s largest volume plastic.  By nucleating crystallization, a plastic part solidifies faster when cooled in the mold, resulting in an increase in the number of parts that can be produced per hour.  This decrease in the manufacturing cycle time translates into a significant cost reduction for a manufacturer.

In addition to a decrease in manufacturing costs, loading a composite part with Dragonite-HP at 1% wt increases the parts strength and modulus by 20% while also improving surface appearance.  This means higher quality parts can be produced at a reduced price. This improvement in strength and modulus offers the potential for additional cost savings as it enables a manufacturer to take the process one step further and “thin wall” its parts, resulting in the use of less resin, which, in turn, results in even further reductions in cost.

One of our current injection molding customers is one of the largest manufacturers of lawn and garden tools in the US.  There have been several additional customer validations of this technology during 2012 with a number of injection molding companies, which have conducted, or are planning to conduct, manufacturing scale-up trials.   Lastly, our product has recently been validated by a major polyethylene resin producer who is in the planning process of a commercial scale trial with our product.

The polyethylene market is 50 million tons per year.  A 5% market penetration, which, at a 1% usage rate,would result in 25,000 tons per year of demand for our product.

Nucleation of Foamed Plastics

The foaming of plastics is conducted to produce lighter parts, resulting in the use of less plastic, which saves money for the manufacturer.   The automobile industry foams many of its plastic parts to reduce the weight of its vehicles to meet certain fuel efficiency standards.   The consequence of foaming a plastic is often a loss in strength and stiffness.  This is the trade-off manufacturers must manage.  At some point a plastic part cannot be further lightened without impairing its mechanical integrity.

Dragonite-HP eliminates this trade-off.  Adding just 1% Dragonite to a foamed plastic raises its strength and modulus by 20%, allowing the part to be lightened considerably.  This translates into a cost reduction through both lower resin use (resulting from the lightweighting) and a decrease in manufacturing cycle time resulting from the Dragonite additive.

We are collaborating with Kibbechem, a leader in the plastics foaming field, to commercialize a product combing our Dragonite additive with its foaming agent.  The resulting product significantly outperforms competitive products.  During 2012 the company recorded its first commercial sale of Dragonite to Kibbechem to manufacture its enhanced foaming agent.  The Dragonite-enhanced foaming agent product has been sampled by Kibbechem to a number of customers who are at different stages of testing.  The testing results, to-date, have been favorable.  We were invited to present our findings at the PolymerFoam 2012 conference, which, we believe, has also led to great exposure of the benefits of our product to our target market.  We expect KibbeChem to begin commercially marketing the product sometime in 2013.  While we are in the process of quantifying the potential market opportunity for this products but we expect the opportunity to be meaningful as the light weighting of plastic parts gains more traction.

Functional Filler and Additives

High-performance functional fillers and additives for polymers are generally defined as particulates, which are introduced into a polymer matrix to enhance or create specific properties in an end product.  Traditionally, fillers, such as talc, kaolin, silica and glass fibers have been loaded into polymer matrices to reduce costs by partially replacing more expensive resin.  Functional fillers and additives are now used to improve mechanical properties such as impact resistance, tensile strength, modulus, elongation at break and toughness, improve electrical properties, improve rheology, melt flow and viscosity, reduce weight and decrease permeability within plastics.

The factors driving the increased utilization of functional fillers and additives in plastics include, but are not limited to, the need for greater mechanical properties in high performance applications, the adoption of increasingly stringent environmental and safety legislation, the demand for lighter engineered plastic components, and the development of surface modifiers, allowing for the utilization of a wider array of materials as fillers and additives.  The global market for functional fillers is expected to grow to close to $20 billion by 2015.

The four primary mechanical properties polymer manufacturers frequently look to enhance are strength, modulus, impact resistance and elongation to break.  Traditional reinforcing fillers are unable to improve all four mechanical properties simultaneously.  Historically, a manufacturer looking to realize an increase in strength and modulus would have to sacrifice impact resistance and elongation to break and vice versa.  Our Dragonite-XR and Dragonite-HP, for certain polymer types, can actually reinforce strength and modulus without impairing (and sometimes improving) impact resistance and elongation to break.  It is the unique morphology, high surface area, and easy dispersibility of our halloysite clay that allows Dragonite to eliminate the trade-off problem associated with the improvement of mechanical properties in polymer composites.  Application areas where we have experienced accelerated product development utilizing our Dragonite products as a functional filler include acrylic and epoxy adhesives.

Cosmetics

Dragonite’s tubular morphology is uniquely suited for an array of cosmetic applications.  Dragonite has been shown to be capable of functioning as a non-irritating carrier and release mechanism of cosmetic ingredients for a long lasting application.  Additionally, the adsorptive nature of the Dragonite clay serves as an effective hypoallergenic skin cleanser capable of removing unwanted toxins and oils from the skin without the need for harsh chemicals.  Dragonite is also capable of exfoliating the skin.  We are exploring the development of a brand of cosmetics in partnership with an established cosmetics products company.  Negotiations with respect to this brand development partnership are in the early stages and may not result in the execution of a commercial agreement.

Hydraulic Fracturing Proppants

A proppant is a material that keeps an induced hydraulic fracture open, during or following a fracturing treatment, while the fracking fluid itself varies in composition depending on the type of fracturing used, and can be gel, foam or slickwater-based.  Drillers seeking to pull more oil and gas from hard rock deposits have been fracking since the 1950s, but in the last decade advancements in horizontal drilling techniques have resulted in a significant increase in fracking activity worldwide.  The unique chemical and morphological characteristics of our underground and tailing pile clay resources have led us to explore the development of a ceramic-based hydraulic fracturing proppant utilizing this material.  The size of the ceramic proppant market in 2011 was approximately $1.4 billion and is expected to grow aggressively as fracking, particularly for shale oil & gas, increases.  Utah, alone, hosts four of the U.S.’s 100 largest oil fields and two of the nations 100 largest gas fields.  In May of 2012 the U.S. approved the drilling of more than 3,600 natural gas wells in Southeast Utah.  The U.S. represents approximately 80% of the ceramic proppant market.  To enter the ceramic proppant market we would either have to develop our own manufacturing facility or supply our material to an existing proppant manufacturer.  We are assessing each strategy.

Controlled Release Carriers

Dragonite clay can act as an effective carrier of active ingredients, enabling an agent to be released from the carrier over an extended time frame. This controlled release capability can be utilized in a wide array of applications including, but not limited to, anti-corrosive and anti-mold paint applications, agricultural applications, cosmetics, and certain pharmaceutical products, which would require the prevention of overdosing.

Environmental Remediation

Dragonite, due to its high selectivity of toxic compounds, high porosity, high surface area, fine particle size, fast adsorption rate and high absorption capacity, acts as an effective sorbent in environmental remediation and emissions capture. Dragonite can be utilized to facilitate the remediation of environments polluted with oil, PCB’s, toluene, phenols, methylene blue, chromium-6, ammonium, heavy and alkali metals, and uranium.  In a deepwater environment, Dragonite performs as an effective sieve to sequester pollutants released from a variety of sources such as oil spills, power plant and mine site run-off. Dragonite also works as a hydrocarbon remediation material through its ability to adsorb, de-emulsify and disperse micro-droplets of oil.

Agriculture

Dragonite provides a natural, environmentally friendly solution for a more direct and efficient delivery method of often-toxic agricultural agents.  Utilizing the inner lumen of the clay as a natural reservoir, Dragonite is able to load, store, and control the release of a range of agents in a uniform manner, which, in turn, allows a lower loading of a substance, such as pesticide or herbicide, to be as effective as a higher loading delivered in a more traditional manner.  Dragonite release rates can be controlled to match the duration of a growth or reproductive cycle, resulting in a reduction of the frequency of applications of an agent. Potential uses include the following: pesticides, fertilizers, insecticides, fungicides, herbicides, nutrients, and growth stimulants.

Catalysts and Molecular Sieves

Dragonite works as an excellent binder to zeolite crystals to enhance a molecular sieve’s productivity in critical functions such as drying of natural gas and air, separation of liquid from product streams, and separation of impurities from a gas stream.  Dragonite possesses a superb dispersion ability that allows it to combine with the zeolite crystals without attracting to them or reducing the rate of diffusion of liquids and gases.  Dragonite’s fine particle size, porosity, and thermal stability also ensure that adsorbates diffuse rapidly through the sieve without affecting the adsorbent blend’s physical properties.

Dragonite is proven to be an effective catalyst and catalyst support for the hydrotreatment and hydrodemetalation of hydrocarbonaceous feedstocks.  The clay’s unique tubular morphology, pore size, thermal stability, and high surface area have been shown to be effective for removing impurities such as metals, sulfur, nitrogen, and asphaltenes.  Halloysite from the Dragon Mine was previously dedicated strictly to this application, successfully supplying the market over 1.1 million tons of material.  Certain results of our drilling program demonstrate that we can produce commercial-scale quantities of clay from the Dragon Mine that meet the purity requirements of catalyst applications.

Natural Iron Oxide Pigments

Natural iron oxide pigments are formed from one or more ferrous oxides (magnetite, hematite, goethite, and lepidocrocite) and certain impurities such as clay, manganese or other organics. Natural iron oxides have unique properties that are used for the pigmentation of paints, wood and paper stains, linoleum, oilcloth, mortar, plaster, rubber, and brick.   In 2011 about 57% of natural and synthetic iron oxide pigments were used in concrete and other construction materials, 29% in coatings and paints, 6% in foundry uses, and about 2% each in industrial chemicals, animal food, magnetic tape and ink, and other uses.  The majority of the mining and processing of natural iron oxide pigments is done in the United States.   Iron oxide pigments can be synthesized through a series of chemical reactions.

According to a 2012 from United States Geological Surveys Group (USGS), the United States consumed 200,000 metric tons of Iron Oxide Pigments in 2011.  Of the 200,000 metric tons consumed, the US was a net importer of 160,000 metric tons with an average price of $1,470.00 per metric ton.  Applied Minerals believes the characteristics of its iron oxide resource positions the Company as a low-cost producer of high quality natural pigments capable of competing effectively in the domestic market.  We are currently having our iron oxide evaluated as a pigment by a couple of large building product manufacturers.  Additionally, we are marketing our iron oxide to the PVC industry as a smoke suppressant additive and to the environmental remediation industry as a water purification treatment.

PRODUCTION FACILITIES

Currently, the Company has a dry-process facility at its Dragon Mine property with which it is able to process the material from the underground areas of the Dragon Mine.  Additionally, the Company has a tolling agreement with KaMin Performance Minerals, LLC, utilizing a wet process technology, to process both underground material and the material from the waste piles.  The dry-process facility at the Dragon Mine includes, but is not limited to, a KDS Micronex, an air-powered jet mill, a dust capture system and a bagging system.

In December, 2011 we announced that we would be investing in a plant expansion to both increase our production capacity and enhance our ability to optimize our products for a wider range of end markets. In 2012 we commissioned Hosokawa Alpine ("Hosokawa"), a leading developer and manufacturer of turnkey industrial minerals processing systems, to assist with the engineering and development of our new plant. The complete cost of the plant expansion will cost approximately $3.0 million and will provide us approximately 45,000 tons of annual production capacity.  The new plant will significantly assist us in meeting our commercialization objectives.   Ground was broken for the facility in June, 2012 and the facility is expected to be completed by April, 2013.  Once construction of the new facility is complete, the facility originally used to process our halloysite clay will be used to process our iron ore resource.  We expect our iron ore processing capacity to approximately 10,000 annually.

COMPETITION

Currently there are no entities competing with us with respect to the sale of halloysite-based products to our target markets.  To penetrate some of our target markets we face significant competition as we compete against non-halloysite solutions sold by larger, more established companies.  If we are successful in penetrating our target markets, we may face competition from operators of halloysite clay deposits in other locations around the world.  We believe that our Dragon Mine property is one of only two commercial-sized halloysite deposits in the world.  The other deposit is owned by Imerys, a global provider of mineral-based solutions.  The Imerys property is located in Matauri Bay, New Zealand and supplies its halloysite production to the tableware and technical ceramic markets.  It is our understanding that, at the current time, Imerys is not intending to compete with us in our target markets.  Given the level of purity of the Imerys of halloysite property, we believe the costs needed to beneficiate its halloysite resource may limit the economic viability of pursuing the markets we are. There are other smaller deposits of halloysite in the U.S and other parts of the world, including one adjacent to the Dragon Mine property.  Whether halloysite from any of these deposits will compete with our halloysite-based products, or the extent to which they can compete, is not known to us.

There is significant competition within the iron oxide pigment market.  We expect to compete with companies that are much larger and better capitalized than we are.  There is very little product differentiation within the iron oxide pigment market with competition focused primarily on price.  We do believe, given the relatively high purity and low cost of production of our resource, we will be able to compete within this market.

THE DRAGON MINE

Background

The Dragon Mine, to our knowledge, is the only source of halloysite clay in the Western Hemisphere large enough, and of high enough purity, to supply commercial-sized application demand.

The property is located in the Tintic District of Utah, covering approximately 230 acres with a large mining permit covering 40 acres allowing for the extraction of minerals.  The property consists of 38 patented and six unpatented mining claims located in the following sections: T10S, R2W, sections 29, 30, 31, and T10S, R3W, Section 36, all relative to the Salt Lake Base Meridian.  The Company pays approximately $800 in annual maintenance fees to the U.S. Department of Interior Bureau of Land Management to maintain rights to its unpatented claims.  The BLM Claim Numbers are: UMC385543, UMC 385544, UMC394659, UMC394660, UMC408539, and UMC408540. The Company has no underlying royalty agreements with any third-party with respect to the Dragon Mine.

Formation of the Dragon Mine property is attributed to the alteration of fine clay sediments that accumulated on what was then a shallow sea floor over 600 million years ago.  From 1949 through 1976, Filtrol Corporation operated the Dragon Mine on a contracted basis for the property’s owner, a subsidiary of Anaconda Mining Company.  The clay mined and processed from the property during that time was used primarily as a carrier for catalysts used in the petroleum cracking process.

According to certain mining-related records, Filtrol mined approximately 1.35 million tons of clay from the Dragon Mine.  The mine was idle from 1977 until it was leased by the Company beginning in 2001.  The Company eventually purchased a 100% interest in the property in 2005 for $500,000 in cash.   Currently, the Company has no underlying royalty agreements with any third-party with respect to the Dragon Mine.   The current management of the Company engaged consulting geologist, Ian Wilson, Ph.D., to supervise an extensive drilling program at the property.  Dr. Wilson has explored underground areas of the Dragon Mine including, but not limited to, workings developed by prior operators along with an area of the property that had previously remained unexplored.  Dr. Wilson continues to supervise our drilling program and classify the mineralization of the Dragon Mine property, which is essential to the successful commercialization of the mine’s deposit.  Dr. Wilson is a member of iom3 (Institute of Materials, Minerals and Mining of the UK).

As of the date of this report, an above-ground area covering approximately 11.5 of the Dragon Mine’s approximate 230 acres have been explored and is being mined.  The extraction of material from certain targeted areas of this resource is in progress.  Additional areas may be explored in the future.

The Company applied for and was granted a large mining permit in early 2011 for which it posted a required surety bond in May 2011.    The Company explores underground and mines its clay mineral utilizing traditional methods and equipment and expends the necessary resources to maintain Mining Heath and Safety Act (MSHA) compliance.  From our drilling activity we have sampled certain cores by engaging a leading UK-based geological consulting organization to identify the chemical composition of our mineral and classify its purity levels, the results of which are used, in part, to map our property.  All quality control and quality assurance protocols utilized as part of our exploration program have been developed by this third-party organization.  Analytical equipment used to classify the mineral mined at the mine includes, but is not limited to, a Scanning Electron Microscope (SEM), and XRD and XRF machines.

The Dragon Mine property also contains five tailing piles comprised of material, which, in our opinion, can be processed to create a saleable product.  The piles are the result of prior mining operations that took place between 1949 and 1976.   The clay mined during that period was used in a petroleum-cracking catalyst application.  For that application the clay mined had to contain no more than 2% of an iron oxide impurity.  Any clay, which exceeded such limit, and some non-clay material was discarded into the piles.  To date, Applied Minerals has preliminarily characterized the chemistry and mineralogy of the surface piles and has developed a processing system to separate the clay from the non-clay material.  The Company has identified a number of application areas including, but not limited to, ceramic proppants on which it is focusing the development of its waste pile material.

The Company has spent significant resources on the exploration of its Dragon Mine property.  The results of an extensive drilling program supervised by the Company’s consulting geologist has identified what is believed to be a sufficient amount of clay material, both underground and on the surface of the property, to support a commercial operation.  The clay mineral identified at the Dragon Mine has been classified by level of purity.  The Company will not be able to refer to the mineral found in its Dragon Mine property as a “reserve” until it can demonstrate the deposit is economically viable.  As the Company continues to sell its halloysite clay products into existing and developing markets, it will revisit the possibility of classifying its clay deposit as a reserve.

Currently, the property is without known reserves and our drilling program has been exploratory in nature.   The halloysite clay held in inventory has been used to supply certain customers and provide samples to potential customers at different stages of product development utilizing our material.  We are in the process of mining and storing iron ore present on our property while we determine the best way to monetize the mineral.

Initial Drilling Program

We completed our initial exploration program in 2010.   A description of the program is as follows:

•
Cores from 80 boreholes drilled in 2003, 2005, 2006, 2009 and 2010, totaling 15,362 ft, were tested.  The average depth of the 80 boreholes drilled was 192 ft with a range of depths drilled from 50ft to 360 ft;

•
The Western area of the property, drilled from 2003 to 2006, includes 44 boreholes totaling 9,448 ft covering an area of 6.33 acres. These boreholes were drilled in mainly altered quartz monzonite, which is an intrusive igneous rock with approximately equal parts of orthoclase and plagioclase feldspar. Quartz monzonite porphyry is often associated with copper mineralization in porphyry copper deposits;

•
The Dragon Pit area of the property, drilled in 2009 and 2010, includes 36 boreholes totaling 5,914 ft and covering an area of 4.95 acres. The area is mainly iron ore and some altered monzanite on the periphery.   Occurrences of halloysite are adjacent to the iron ore;

• Over 500 samples of borehole material were tested to determine mineralogy, particularly for halloysite, kaolinite, illite‐smectite levels and other properties;
•
Five tailing piles, the product of previous clay mining activity, were drilled.  The waste piles cover 34.2 acres.  Following a detailed trenching campaign on the waste piles, fifty-two boreholes were drilled totaling 1,986 ft. The whole rock evaluation included chemical testing by XRF of 216 samples with 69 of these samples tested for their mineralogy by XRD.  To determine clay content, samples were processed to <45 μm and <5μm fractions and 185 samples were tested for their mineralogy by XRD and 133 samples for their chemistry by XRF;

•
An analysis of 34 borehole samples in the Western Mine contained, on average, 94.8% iron oxide with the balance being predominantly halloysite. This iron oxide from this part of the mine is predominantly hematite, which is typically used to produce red- and black-colored pigments, and goethite, which is typically used to produce brown-, yellow-, orange- and ocher- colored pigments.

•
An analysis of 23 bore hole samples in the Dragon Mine contained on average 94.4% iron oxide.  This ore is predominantly goethite and amorphous oxide (and a lower amount of hematite with the balance in predominantly halloysite).  We have determined that the quality of our in-situ iron oxide resource, as well as finished products, meets ASTM D3722.  This globally accepted specification covers dry and wet ground naturally occurring iron oxide; dry and wet ground calcined naturally occurring iron oxide: and mixtures of these with synthetic iron oxides. These pigments are suitable for use in paints, coatings, and many other applications.

•	A detailed evaluation of surface samples, from which some halloysite is now being mined from the open pit, was carried out.

From the above program, we believe we have identified the presence of enough halloysite and iron ore at the Dragon Mine to move forward with a commercialization of each mineral.

Porphyry Mineralization

Whether such a porphyry exists, the location of such a porphyry, whether any deposits related to any such porphyry are located on our property and whether any such deposits would be of commercial grade or could be economically extracted is not known.  If there is a porphyry, it is likely to be located at least 2,000 – 3,000 feet under the surface and could be accessed only through a large open pit mine (so that we could not access it on our property by means of an open pit mine confined to our property).  It is estimated that if there is a commercial grade mineralization that could be economically extracted, a large mining company would have to acquire sufficient land for a large open pit mine, expend billions in preparation for mining and it is estimated that it would be at least 15 or 20 years before mining could begin.  Currently, the Company is conducting a drilling program to determine the existence of a porphyry style mineralization.

Testing of surface rock samples in the vicinity of the Dragon Mine carried out in the past show anomalous copper values with gold values exceeding one ounce per ton and silver values of approximately five ounces per ton.  Records indicate that, during the 1870’s, mining activity at the Dragon Mine had been focused on the iron ore presence at the mine.  According to certain records kept by the former U.S. Bureau of Mines, the 305,000 tons of iron ore mined during the 1870’s produced 18,000 ounces of gold and 928,000 ounces of silver.  In connection with our mining of iron ore at the Dragon Mine and in connection with drilling in connection with a resource statement concerning the iron ore, we have tested for the presence of commercial amounts of copper, gold and silver and we have not found any.  We will continue testing and if commercial amounts are located, we will consider the appropriate alternatives.

Our exploration expenses for the twelve months ending December 31, 2012, 2011 and 2010 were $3,542,977, $2,675,017, and  $2,149,299, respectively, on the halloysite clay project.   Since January 1, 2009, the date on which the Company’s current exploration program of the Dragon Mine began, approximately $9.6 million has been expended on exploration-related activities.  We expect our exploration costs for both the fiscal years ended December 31, 2013 and 2014 to approximate the exploration costs incurred during the fiscal year ended December 31, 2012.  At this moment we are unable to identify the total costs that will be incurred to complete the exploration of the 230-acre Dragon Mine property.

Further Exploratory Drilling

During 2012 we purchased a deep drill rig in preparation for the commencement of an exploratory drilling program in early 2013.  The purpose of the program is to (i) explore the possibility of expanding the Company’s clay and iron resources and (ii) determine whether a porphyry mineralization exists at the property.  Drilling commenced in January 2013.

ATLAS MINE

The Company owns a 100% interest in the Atlas Mine, which consists of approximately 900 acres of fee simple property and patented mining claims, and 260 acres of mineral rights and unpatented claims, located in the Coeur d'Alene mining district in Shoshone County, Idaho, commonly referred to as the Silver Valley of North Idaho. The property is divided in to the following five tracts: Atlas Mine, Sierra Trapper Creek, Aulbach – Section 6 & 7, Sierra Silver, Woodland Park and 9 Mi., Sierra Hardscrabble, and L&M Claims.  We pay approximately $1,300 to keep certain claims related to these properties active.  The Company was originally incorporated to pursue silver mining activities on the Atlas mine property.  The property has been idle since the early 1980’s.   We are exploring ways in which to monetize this property.  Currently, the property is without known reserves.

We believe the physical plant and equipment utilized at the Dragon Mine are in satisfactory condition to continue our current mining activity.  The Company continually reviews the adequacy of its physical plant and equipment inventory and expects to invest accordingly to ensure that the size and quality of its physical plant and equipment can meet its needs.  Currently, our physical plant includes, but is not limited to, a processing mill, a dry house, a site office, a general storage facility, an equipment repair facility, and a structure housing three IR compressors, which are used to power the mill and certain drilling equipment used underground.  Our mining equipment includes, but is not limited to, a road header, an underground drill, a deep drill, a Scooptrams, a skid steer, a front-end loader and a number of other pieces traditionally used to mine underground.  There are some pieces of equipment we choose to rent on a daily basis rather than own or lease to own.  The Company uses diesel fuel as it primary source of power and has water transported to the property from an external source.  The property has sufficient access roads to enable the transportation of materials and products

RESEARCH & DEVELOPMENT

The Company’s research and developments efforts are focused on the continued creation of commercial applications based on the unique morphological and chemical characteristics of the Dragon Mine’s halloysite resource.  We utilize a number of employees and consultants who have expertise in controlled release technologies, advanced material development, and polymer engineering.

Our expert employees include:

•
Chris DeArmitt, Ph.D., Chief Technology Officer.  Dr. DeArmitt is expert in plastics, functional fillers and additives.  His experience spans all facets of the value chain, having served in senior-level positions in areas including R&D, product development, and marketing during his tenures at Electrolux (OEM), BASF (plastics & additives manufacturer) and Hybrid Plastics (specialty additives producer).

•
Elshad Abdullayev, Ph.D, Senior R&D Manager, is expert in the synthesis and characterization of polymers and composites.  He is senior R&D manager in charge of quality control of commercially produced halloysite as well as new product development. Mr. Abdullayev will have a new, sophisticated laboratory located at the Dragon Mine in which to perform quality control measures and research and development work.

Our expert consultants include:

•
Ian Wilson, Ph.D., Consulting Geologist.  Dr. Wilson has supervised our drilling program and wrote the JORC-compliant resource study referred to above.  Dr. Wilson is a member of iom3 (Institute of Materials, Minerals and Mining of the UK). From 1974 to 2001 he worked with English China Clays/Imerys mainly as a geologist and with management roles in Brazil, Spain, Sweden and China. Since his retirement in 2001, he has worked as an independent consultant dealing with many industrial minerals including halloysite.

•
Steve Hillier, Ph.D., James Hutton Institute (Scotland, UK).  He analyzes the mineralogical characteristics of the Dragon Mine deposit.  Dr. Hillier works closely with Dr. Wilson to characterize our property.  Dr. Hillier’s research interests revolve around a mixture of clay, soil and environmental mineralogy.

•
Amit Dharia, Ph.D., Transmit Technology Group, LLC (“TTG”).  Dr. Dharia provides the Company contract research and development, testing, technical marketing and consulting services. Dr. Dharia also advises us with regard to our pursuit of opportunities within the polymer composite market and acts as an agent with respect to the sale of Dragonite into customer applications, which he plays a role in developing.

•
Yash Khanna, Ph.D, Innoplast Solutions.  Dr. Khanna has over 34 years of highly diversified experience within the plastics industry focused primarily on new product development and marketing.  Dr. Khanna is consulting us on the development, commercialization and marketing of polymer-based applications that utilize our halloysite clay to enhance performance.  Dr. Khanna is also acting as an agent with respect to the sale of Dragonite into customer applications, which he plays a role in developing.

TRADEMARKS & PATENTS

We have trademarked the name Dragonite.  We believe this trademark is important to the successful marketing of our product offering.  Additionally we filed a Provisional Application for Patent in October, 2010 related to the use of nucleating agents in polyethylenes.  If the application is granted we believe it could be important, but not mecessary, to the commercial progress of the Company.

GOVERNMENTAL REGULATION

Dragon Mine

The Utah Department of Natural Resources sets the guidelines for exploration and other mineral related activities based on provisions of the Mined Land Reclamation Act, Title 40-8, Utah Code Annotated 1953, as amended, and the General Rules and Rules of Practice and Procedures, R647-1 through R647-5.  We have received a large mine permit from the department.

We carry a Mine Safety and Health Administration (MSHA) license (#4202383) for this property and report as required to this agency.

The Company is subject to extensive regulation by the Mine Safety and Health Administration, which was created by the Mine Safety and Health Act of 1977.  The regulations generally are designed to assure the health and safety of miners and our mine is periodically inspected by MSHA inspectors.

The clays that the Company mines, including halloysite, contains crystalline silica when mined.  Crystalline silica is considered a hazardous substance under regulations promulgated by the U.S. Occupational Health and Safety Administration (OSHA) and U.S. Mine Health and Safety Administration (MSHA) and as a result is subject to permissible exposure limits (PELs), both in the mine and at the workplaces of our customers.   The Company is required to provide Material Saftey Data Sheets (MSDS) at the mine and accompanying sales of products to customers. The Company must also apply hazard warning to labels of containers of the product sold to customers.  Kaolin and halloysite are also subject to PELs.

The EPA has stated that it is developing a test rule under the Toxic Substances Control Act (TSCA) to require manufacturers (which would include the Company) of certain nanoscale materials including kaolin, halloysite, and alumina (which is present in the clays mined by the company) to conduct testing for health effects, ecological effects, and environmental fate, as well as provide material characterization data.  The impact of such a rule on the Company cannot be determined at this time.  It seems clear, however, that if the results of the testing of particular nanomaterials indicate adverse health, ecological, or environmental effects, the EPA may seek to regulate those nanomaterials more extensively.  Such regulation could include, among other things, limiting the uses of the nanoscale materials; requiring the use of personal protective equipment, such as impervious gloves and NIOSH approved respirators, and limiting environmental releases.  The EPA is developing a SNUR for nanoscale materials under TSCA.

EMPLOYEES

As of December 31, 2012, Applied Minerals, Inc. and its subsidiary had 27 employees.  None of our employees were covered by a collective bargaining agreement, we have never experienced a work stoppage, and we considered our labor relations to be excellent.

USE OF PROCEEDS
The Company will receive no proceeds from the offering.

DILUTION

The net book value of our common stock on March 31, 2013 was $7,770,563, or approximately  $0.0830 per share.  Net book value per share represents the amount of our total assets, less out total liabilities, divided by the total number of our shares outstanding.  Dilution in net book value per share to new investors represents the difference between the net book value per share before and after the offering.  Without taking into account any other changes in net tangible book value after March 31, 2013, other than the issuance of the 401,739 shares of common stock offered by us under this prospectus supplement, our net book value would be $7,770,653 or approximately $0.0826 per share.  This represents an immediate dilution in net book per share of approximately $0.0004 to existing shareholders.

RISK FACTORS

AN INVESTMENT IN OUR SECURITIES IS VERY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, ALONG WITH THE OTHER MATTERS REFERRED TO IN THIS ANNUAL REPORT, BEFORE YOU DECIDE TO BUY OUR SECURITIES. IF YOU DECIDE TO BUY OUR SECURITIES, YOU SHOULD BE ABLE TO AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

Our business activities are subject to significant risks, including those described below. Every investor or potential investor in our securities should carefully consider these risks. If any of the described risks actually occurs, our business, financial position and results of operations could be materially adversely affected. Such risks are not the only ones we face and additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.

For the year ended December 31, 2012 and 2011, the Company sustained losses from continuing operations of $9,732,399 and $7,424,544, respectively, and at December 31, 2012 and 2011, the Company had accumulated deficits of $48,758,446 and $39,026,047, respectively, in addition to limited cash and unprofitable operations.

NO SIGNIFICANT REVENUE HAS BEEN GENERATED FROM THE SALE OF HALLOYSITE CLAY
Since January 1, 2009, the Company has sold only $258,694 of clay and no iron oxides or mineralization from the waste piles and there is no assurance that it will sell significant amounts of any of these resources or sell sufficient amounts with sufficient profit margins to be profitable.

WE HAVE EXPERIENCED CONTINUED, ANNUAL OPERATING LOSSES SINCE SEPTEMBER 1997.
We have experienced annual operating losses since our reactivation in September 1997.  We cannot assure that products can be successfully marketed to an extent that we will ever achieve significant revenues or profit margins or ever be profitable.

ADEQUATE FUNDING OF OPERATIONS
The Company has had to rely mainly on cash flow generated from the sale of stock and convertible debt to fund its operations.  If the Company is unable to fund its operations through the commercialization of its minerals at the Dragon Mine, it may have to file bankruptcy, as there is no assurance of the foregoing.

INCREASED OPERATING COSTS COULD AFFECT OUR PROFITABILITY
Costs at our mining location are subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. In addition, costs are affected by the price of input commodities, such as fuel, electricity, labor, chemical reagents, explosives, steel and concrete. Commodity costs are, at times, subject to volatile price movements, including increases that could make production less profitable. Further, changes in laws and regulations can affect commodity prices, uses and transport. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on our profitability and operating cash flow.

We could have significant increases in capital and operating costs over the next several years in connection with the development of new projects in sustaining existing operations. Costs associated with capital expenditures have escalated on an industry-wide basis over the last several years, as a result of factors beyond our control, including the prices of commodities and labor. Increased costs for capital expenditures may have an adverse effect on the profitability of existing operations and economic returns anticipated from new projects.

THE COMPANY’S SUCCESS IS DEPENDENT ON THE MARKETING OF NEW APPLICATIONS
The applications for which we are marketing the halloysite-based products are essentially new and would require manufacturers to change their formulas and/or manufacturing processes.  Moreover, the process of getting manufacturers to use our halloysite-based products can take a considerable amount of time. There is no assurance that a sufficient number of manufacturers will be willing to use our halloysite-based products in sufficient quantities so that we can be profitable or that they will do so in a reasonable amount of time.

THERE ARE NO ASSURANCES THAT OUR HALLOYSITE PRODUCTS WILL GAIN ADEQUATE COMMERCIAL ACCEPTANCE
We have spent, and will continue to spend, considerable resources on the development of halloysite-based products for a number of applications, which, we believe, would benefit from the utilization of our halloysite clay.  Despite the advantages we believe our products provide, there are no assurances that the manufacturers of the applications, to which we are marketing our products, will move to incorporate our halloysite clay into their respective applications.  If this does not happen, our ability to achieve significant revenue and profit margins may be impaired.

THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO COMMERCIALIZE OUR IRON OXIDE RESOURCES OR WASTE PILES
The Company intends to commercialize its iron oxides resources for use as pigments and/or water purifers.  It also intends to commercialize its waste piles, although the uses to which they would be put have not been determined at this time.  There is no assurance that the iron oxide or waste piles will be successfully commercialized or when.

THE COMPANY’S SUCCESS DEPENDS ON THE COMMITTED SERVICE AND AVAILABILITY OF KEY PERSONNEL
Andre Zeitoun is the  President and CEO of Applied Minerals, Inc.  Mr. Zeitoun has played a critical role in leading the effort to commercialize our halloysite-based products, iron oxides and waste piles. If the Company loses the service of Mr. Zeitoun, there is no assurance that the Company would be able to attract and retain a qualified replacement.

THE COMPANY’S SUCCESS DEPENDS, IN PART, ON ITS ABILITY TO MAINTAIN RELATIONSHIPS WITH CONSULTANTS WHO ASSIST US WITH THE RESEARCH AND DEVELOPMENT OF OUR PRODUCTS.
We currently engage a number of consultants who have assisted us with the research and development of our products.   If we are unable to continue to identify and maintain relationships with consultants who are familiar with the mineralization at the Dragon Mine property and have expertise in the application areas for which we plan to develop products, our ability to successfully commercialize the Dragon Mine property will be impaired.

WE RELY ON CONTRACTORS TO CONDUCT A PORTION OF OUR OPERATIONS AND CONSTRUCTION PROJECTS

A portion of our operations and construction projects are currently conducted in whole or in part by contractors. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

•	negotiating agreements with contractors on acceptable terms;

•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

•	reduced control over those aspects of operations which are the responsibility of the contractor;

•	failure of a contractor to perform under its agreement;

•	interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;

•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and

•	problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operations and financial position.

ESTIMATES RELATING TO NEW DEVELOPMENT PROJECTS ARE UNCERTAIN AND WE MAY INCUR HIGHER COSTS AND LOWER ECONOMIC RETURNS THAN ESTIMATED
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible. Such projects could experience unexpected problems and delays during development, construction and mine start-up.

Our decision to develop a project is typically based on the results of internal studies and expertise. The actual project profitability or economic feasibility may differ from such estimates as a result of any of the following factors, among others:

•	Changes in tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	Higher input commodity and labor costs;

•	The quality of the data on which engineering assumptions were made;

•	Adverse geotechnical conditions;

•	Availability of adequate and skilled labor force and supply and cost of water and power;

•	Fluctuations in inflation and currency exchange rates;

•	Availability and terms of financing;

•	Delays in obtaining environmental or other government permits or approvals or changes in the laws and regulations related to our operations or project development;

•	Changes in tax laws;

•	Weather or severe climate impacts; and

•	Potential delays relating to social and community issues, including, without limitation, issues resulting in protests, road blockages or work stoppages.

WE MAY EXPERIENCE INCREASED COSTS OR LOSSES RESULTING FROM THE HAZARDS AND UNCERTAINTIES ASSOCIATED WITH MINING

The exploration for natural resources and the development and production of mining operations are activities that involve a high level of uncertainty. These can be difficult to predict and are often affected by risks and hazards outside of our control. These factors include, but are not limited to:

•
Industrial accidents, including in connection with the operation of mining transportation equipment and accidents associated with the preparation and ignition of large-scale blasting operations, milling equipment and conveyor systems;

•	Underground fires or floods;

•	Unexpected geological formations or conditions (whether in mineral or gaseous form);

•	Ground and water conditions;

•	Fall-of-ground accidents in underground operations;

•	Failure of mining pit slopes and tailings dam walls;

•	Seismic activity; and

•	Other natural phenomena, such as lightning, cyclonic or tropical storms, floods or other inclement weather conditions.

The occurrence of one or more of these events in connection with our exploration activities and development and production of mining operations may result in the death of, or personal injury to, our employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, environmental damage and potential legal liabilities, all of which may adversely affect our reputation, business, prospects, results of operations and financial position.

THE OCCURRENCE OF EVENTS FOR WHICH WE ARE NOT INSURED MAY AFFECT OUR CASH FLOW AND OVERALL PROFITABILITY

We maintain insurance policies that mitigate against certain risks related to our operations. This insurance is maintained in amounts that we believe are reasonable depending upon the circumstances surrounding each identified risk. However, we may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or for various other reasons; in other cases, insurance may not be available for certain risks. Occurrence of events for which we are not insured may affect our results of operations and financial position.

COMPETITION

If we are successful, we may face competition from halloysite-mined from other deposits. The deposits were formed under a variety of geological conditions of hydrothermal alteration and weathering.  As a result, the nature and extent of impurities, the length of the tube, thickness of the walls, the size of the pore or lumen can all vary.  There are many other deposits of halloysite around the world and in the U.S, including one adjacent to the Dragon Mine property.  Whether halloysite from any of these deposits will compete with our halloysite-based products, or the extent to which they can compete, is not known to us.  Competition could adversely affect our margins.

THERE IS COMPREHENSIVE FEDERAL, STATE AND LOCAL REGULATION OF THE EXPLORATION INDUSTRY THAT COULD HAVE A NEGATIVE IMPACT OUR MINING OPERATIONS.

Exploration and mining operations are subject to federal, state and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment.  Exploration and mining operations and some of the products we sell are also subject to federal, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of exploration methods and equipment. We cannot assure you that such permits will be received.  No assurance can be given that environmental standards imposed by federal, state or local authorities will not be changed or that any such changes would not have material adverse effects on our activities.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on our financial position.  Additionally, we may be subject to liability for pollution or other environmental damages that we may elect not to insure against due to prohibitive premium costs and other reasons.  Management is aware of the necessity of obtaining proper permits prior to conducting any exploration activity.

PLAN OF DISTRIBUTION

This prospectus supplement relates to an offering by us of up to 401,739 shares of our common stock as payment to a consultant.  We will not use any agents or brokers in connection with the sale.  Selling efforts will be made by officers of the Company who will not be specifically compensated for such efforts.  Therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus supplement.  In addition we estimate that out total expenses related to this offering will be less than $1,000.